UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 4*

Diana Containerships Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

Y2069P101
(CUSIP Number)

Attn: Ioannis Zafirakis Pendelis 18, 175 64 Palaio Faliro Athens, Greece 011 30 216 600 24000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y2069P101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Simeon Palios

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[ ]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

14,905

8.	SHARED VOTING POWER

6,169,580

9.	SOLE DISPOSITIVE POWER

14,905

10.	SHARED DISPOSITIVE POWER

6,169,580

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,184,485

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Y2069P101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corozal Compania Naviera S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Panamanian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

154,970

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

154,970

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

154,970

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2069P101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ironwood Trading Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

309,941

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

309,941

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

309,941

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2069P101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Taracan Investments S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Panamanian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,704,669

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,704,669

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,704,669

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%

14.	TYPE OF REPORTING PERSON

CO

Item 1.	Security and Issuer.

No material change from the Schedule 13D/A filed with the Commission on October 22, 2012.

Item 2.	Identity and Background.

This Amendment No. 4 to the Schedule 13D is being filed on behalf of the Reporting Persons, as described in the Schedule 13D/A filed with the Commission on October 22, 2012.

To the best of the Reporting Persons' knowledge, none of the persons listed in Item 2 have, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Other than as described above, there are no material changes from the Schedule 13D/A filed with the Commission on October 22, 2012.

Item 3.	Source and Amount of Funds or Other Consideration.

Taracan Investments S.A. ("Taracan") entered into a Securities Purchase Agreement, dated July 28, 2014 (the "Securities Purchase Agreement"), among the Issuer, 12 West Capital Fund LP, 12 West Capital Offshore Fund LP, Diana Shipping Inc., Taracan, 4 Sweet Dreams S.A., Andreas Michalopoulos, and Ioannis Zafirakis (collectively, the "Purchasers"),  pursuant to which Taracan purchased 3,984,064 Shares on July 29, 2014 at a price of $2.51 per share, which reflects the 30-day volume-weighted average price of the Shares over the 30 trading days preceding the date of the Securities Purchase Agreement.  The source of funds used by Taracan to purchase the Shares reported herein was the working capital of Taracan.

Other than as described above, there are no material changes from the Schedule 13D/A filed with the Commission on October 22, 2012.

Item 4.	Purpose of Transaction.

Mr. Simeon Palios, the Chairman, President and Chief Executive Officer of both Diana Shipping Inc. and the Issuer, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Taracan purchased the 3,984,064 Shares reported herein for investment purposes pursuant to the Securities Purchase Agreement, which is attached hereto as Exhibit B and the terms of which are incorporated herein by reference.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Other than as described above, there are no material changes from the Schedule 13D/A filed with the Commission on October 22, 2012.

Item 5.	Interest in Securities of the Issuer.

(a. & b.) According to the Issuer's Registration Statement on Form F-3 filed with the Commission on July 31, 2014, as of July 30, 2014, the Issuer had 73,158,991 Shares outstanding. Based on the foregoing, the following persons report beneficial ownership of the following Common Shares:

The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 6,184,485 Common Shares, representing 8.5% of the Issuer's outstanding Common Shares.  Corozal Compania Naviera S.A. ("Corozal") owns an aggregate of 154,970 Common Shares, Ironwood Trading Corp. ("Ironwood") owns an aggregate of 309,941 Common Shares and Taracan owns an aggregate of 5,704,669 Common Shares, representing 0.2%, 0.4% and 7.8% of the Issuer's issued and outstanding shares, respectively.  Simeon Palios directly owns 14,905 Common Shares and indirectly, through the other Reporting Persons, may be deemed to beneficially own 6,169,580 Common Shares as the result of his ability to control the vote and disposition of such other Reporting Persons, for an aggregate of 6,184,485 Common Shares, representing 8.5% of the Issuer's issued and outstanding shares.

Corozal has sole power to vote or direct the vote of 0 Common Shares and has the shared power to vote or direct the vote of 154,970 Common Shares, Ironwood has the sole power to dispose or direct the disposition of 0 Common Shares, and has the shared power to dispose or direct the disposition of 309,941 Common Shares, and Taracan has the sole power to vote or direct the vote of 0 Common Shares and has the shared power to vote or direct the vote of 5,704,669 Common Shares.  Simeon Palios has the sole power to vote or direct the vote of 14,905 Common Shares; and has the shared power to vote or direct the vote of 6,169,580 Common Shares.

(c.) Taracan purchased 3,984,064 Shares on July 29, 2014. No other transactions in the Common Shares were effected by the persons enumerated in Item 2 during the past 60 days.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Securities Purchase Agreement, which is attached hereto as Exhibit B and the terms of which are incorporated by reference herein, Taracan was granted certain rights of first refusal over subsequent equity offerings by the Issuer.

Pursuant to a Registration Rights Agreement dated July 28, 2014, by and among the Issuer, 12 West Capital Fund LP, 12 West Capital Offshore Fund LP, Diana Shipping Inc., Taracan, 4 Sweet Dreams S.A., Andreas Michalopoulos, and Ioannis Zafirakis, which is attached hereto as Exhibit C and the terms of which are incorporated by reference herein, Taracan was granted customary registration rights with respect to the Shares purchased pursuant to the Securities Purchase Agreement.

Other than as set forth above, no material change from the Schedule 13D/A filed with the Commission on October 22, 2012.

Item 7.	Material to be Filed as Exhibits.

Exhibit A            Joint Filing Agreement dated August 18, 2014 among the Reporting Persons

Exhibit B             Securities Purchase Agreement, dated July 28, 2014, by and among the Issuer, 12 West Capital Fund LP, 12 West Capital Offshore Fund LP, Taracan, 4 Sweet Dreams S.A., Andreas Michalopoulos, and Ioannis Zafirakis, incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 6-K filed by the Issuer on July 30, 2014.

Exhibit C             Registration Rights Agreement, dated July 28, 2014, by and among the Issuer, 12 West Capital Fund LP, 12 West Capital Offshore Fund LP, Taracan, 4 Sweet Dreams S.A., Andreas Michalopoulos, and Ioannis Zafirakis, incorporated by reference to Exhibit 99.2 to the Issuer's Current Report on Form 6-K filed by the Issuer on July 30, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 18, 2014
(Date)

Corozal Compania Naviera S.A. By /s/ Simeon Palios	Ironwood Trading Corp. By /s/ Simeon Palios
Simeon Palios Principal	Simeon Palios Principal

Taracan Investments S.A. By /s/ Simeon Palios
Simeon Palios Principal

/s/ Simeon Palios
Simeon Palios

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 4 to Schedule 13D, dated August 18, 2014, and any further amendment thereto, relating to the Common Stock, par value $0.01, of Diana Containerships Inc. shall be filed on behalf of the undersigned.

August 18, 2014
-----------------------
(Date)

Corozal Compania Naviera S.A. By /s/ Simeon Palios	Ironwood Trading Corp. By /s/ Simeon Palios
Simeon Palios Principal	Simeon Palios Principal

Taracan Investments S.A. By /s/ Simeon Palios
Simeon Palios Principal

/s/ Simeon Palios
Simeon Palios

SK 26949 0001 6085955 v2